SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, October 26, 2023 - GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4 and NYSE: GOL) (“GOL” or “Company”).

- Commercial partnership initiated in 2014 to be extended for 10 years, with reciprocal exclusivity on traffic flows between Europe and Brazil.

- Increased commercial cooperation providing improved connectivity, with 125+ destinations covered in Europe and Brazil, covering 99% of demand between the two areas.

- Partnership also covers increased maintenance cooperation, with Air France Industries KLM E&M expanding its support to GOL’s CFM56 and LEAP engines.

Air France-KLM and GOL Linhas Aéreas Inteligentes today announced that they have signed an agreement to extend and enhance their commercial partnership for the next 10 years. Under the terms of this agreement, both parties will grant each other exclusivity on routes between Europe and Brazil and enhance their commercial cooperation. This will result in better connectivity, improved customer experience and more benefits for their respective customers.

Initially introduced in 2014 for a period of 5 years, the commercial partnership between Air France-KLM and GOL had already been renewed in 2019. It covers over 99% of the demand between Brazil and Europe and today one out of every five passengers traveling to Brazil with Air France and KLM connects to a GOL flight. In total, over two million passengers have benefited from the partnership since its introduction.

As part of this renewed partnership, Air France, KLM and GOL will continue investing to further improve their customers’ experience and create an even more seamless product. Customers will benefit from an optimized network between Europe and Brazil, spanning over 80 European destinations, 45 destinations in Brazil, and in the future, new destinations across Latin America. The agreement additionally includes expanded code-sharing, enhanced joint sales activities, and more benefits for customers via Air France-KLM’s Flying Blue and GOL’s SMILES frequent flyer programs.

The enhanced collaboration includes an ambitious expansion of the existing maintenance support by Air France Industries KLM Engineering & Maintenance (AFIKLME&M) to GOL’s CFM56 and LEAP engines.

Benjamin Smith, CEO Air France KLM, stated: “South America, and particularly Brazil, is one of the most strategic markets for Air France-KLM. The historical partnership between Air France-KLM and GOL has been instrumental in allowing us to provide our customers with a comprehensive and broad value proposition in the region. Building on what we’ve already achieved, we are very pleased to extend and deepen this exclusive partnership for 10 more years. This new agreement will allow us to implement the necessary structural enhancements to ensure Air France-KLM and GOL’s leadership position between Brazil and Europe.”

Celso Ferrer, GOL CEO: “Our partnership with Air France-KLM has provided countless enhancements and benefits for all of our customers and is based on reciprocal trust and admiration of both companies. We are proud to celebrate another decade of partnership, and I believe it crowns a long and successful history by including key elements such as the credit line for engine overhauls. I reinforce that GOL is deeply committed to support and help to strengthen the Brazil-Europe corridor, and we have no doubt Air France-KLM is the best partner to achieve that.”

Optimized connections beyond Air France-KLM and GOL’s respective hubs in Europe and Brazil

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Air France and KLM passengers can connect on GOL flights beyond São Paulo (GRU), Rio de Janeiro (GIG) and Fortaleza (FOR). GOL passengers also have access to Air France and KLM’s worldwide networks beyond their Paris-Charles de Gaulle airport and Amsterdam Schiphol airport hubs.

During the winter 23 season, Air France operates 24 weekly flights to Brazil (14 x São Paulo, 7 x Rio de Janeiro and 3 x Fortaleza) while KLM operates 14 weekly flights to Brazil (7 x São Paulo, 7 x Rio de Janeiro).

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About Air France-KLM

A global player with a strong European base, the Air France-KLM Group’s main areas of business are passenger transport, cargo transport and aeronautical maintenance. Air France-KLM is a leading airline Group in terms of international traffic on departure from Europe. It offers its customers access to a worldwide network, covering over 300 destinations thanks to Air France, KLM Royal Dutch Airlines and Transavia, mainly from its hubs at Paris-Charles de Gaulle and Amsterdam-Schiphol.

Its Flying Blue frequent flyer programme is one of the leaders in Europe with over 20 million members. Together with its partners Delta Air Lines and Virgin Atlantic, Air France-KLM operates the largest transatlantic joint venture, with more than 340 daily flights in 2019.

Air France-KLM is also a member of the SkyTeam, the alliance dedicated to providing passengers with a more seamless travel experience at every step of their journey 19 member airlines working together across an extensive global network.

Recognized for 19 years as an industry leader in sustainable development, the Air France-KLM Group is determined to accelerate the transition to more sustainable aviation.

Air France-KLM press office: + 33 (0)1 41 56 56 00 – www.airfranceklm.com - @AirFranceKLM

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-470

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer